Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

EUROZINC MINING CORPORATION (the “Company”)
1601 – 543 Granville Street
Vancouver, BC  V6C 1X8

Item 2

Date of Material Change

State the date of the material change.

December 30, 2004 and January 18, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

December 30, 2004 and January 18, 2005

The Press Release was released to the Toronto Stock Exchange and through various other approved public media and filed on the SEDAR with the securities commissions of British Columbia, Alberta, Ontario and Quebec.

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

On December 30, 2004, the Company announced the purchase of the rights to the price participation payments due to Rio Tinto, Plc. (“Rio Tinto”) on copper sales from the Neves-Corvo mine in Portugal.  On January 18, 2005, the Company announced the purchase of the remaining rights to the price participation payments due to Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”) on the copper sales from the Neves Corvo mine.

Item 5

Full Description of Material Change

Background

On June 18, 2004, the Company acquired 100% of the outstanding shares of Sociedade Mineira de Neves Corvo, S.A. (“Somincor”), the operating company and sole owner of the Neves Corvo Mine.  As partial consideration for this acquisition the Company granted the vendors, Rio Tinto and EDM, price participation rights on production from the Neves Corvo mine, calculated by multiplying half of the copper sold with the excess of the London Metal Exchange average spot price for copper, above US$0.90/lb for the first year and above US$0.95/lb for years two, three and four.

Acquisition

The Company acquired the price participation rights granted to Rio Tinto and EDM by arranging a US$48 million loan facility (the “Loan”) with Bayerische Hypo-und Vereinsbank AG (“HVB”).  On December 22, 2004, the Company drew down US$22 million of the Loan to purchase the Rio Tinto price participation rights and on January 28, 2005, the Company drew down US$26 million of the Loan to purchase the EDM price participation rights.  The Loan is repayable through quarterly installments, with the first payment being made on January 31, 2005, that are equal to the price participation payments that would have been payable to Rio Tinto and EDM.  Accordingly, the US$12.5 million which would have been paid to Rio Tinto and EDM pursuant to their price participation rights has now been paid against the Loan, thereby reducing the Loan to US$35.5 million.  The term of the Loan therefore depends on the future copper price and production, but will be for a maximum of 18 months and will bear interest at LIBOR plus 3.5% payable quarterly.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Ron A. Ewing
1601 – 543 Granville Street
Vancouver, BC  V6C 1X8
Phone: 604-681-1337

Item 9

Date of Report

Dated this 4th day of February, 2005